Exhibit 99.4

PRESS RELEASE
Aya Gold & Silver Expands Boumadine Footprint, Adding 4 Mining Licences and a 600 km2 Exploration Authorization

Montreal, Quebec, February 4, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce it has secured the right to four (4) additional mining licences, expanding the Boumadine exploration footprint by 28.3% to over 272 square kilometers (“km2”) in the Kingdom of Morocco.

Highlights
•Acquired 4 mining licences totaling 59.9 km2 in the Boumadine area (Figure 1).
•Secured a 600 km2 exploration authorization surrounding Boumadine.
•Completed 17,034 meters (“m”) of drilling at Boumadine in January 2025 with over 30,000 assays pending.

“Over the past 15 months we have increased our footprint at Boumadine by 848%, aligning with our vision to consolidate ground around this world-class asset,” commented Benoit La Salle, President & CEO. “By systematically applying advanced technology and modern exploration techniques, we will continue to generate drill targets potentially leading to a significant resource increase at Boumadine and driving further growth in the near future.”
Boumadine Project
With the addition of four new mining licences, Boumadine now covers 272 km2 of highly prospective ground. Furthermore, the Corporation has secured the rights of a 600 km2 exploration authorization, which allows Aya to carry out exploration activities and provides Aya with priority over any unclaimed land within the authorized area. Aya will continue to proactively add exploration permits as it develops a greater understanding of the regional geology, structure, and mineralization models.

A total of 17,034m of drilling was completed in January. Currently, 11 diamond drill rigs and one reverse circulation drill (“RC”) rig are turning at Boumadine, with two additional RC rigs expected to be added in the coming months as part of the 2025 exploration program. The Corporation will test targets generated by previous drilling, hyperspectral survey, detailed airborne geophysics (magnetics and electromagnetics), detailed mapping and prospecting.
Over 30,000 assays are still pending at Boumadine. The Corporation is working closely with external labs to increase the delivery of results and reduce the turnaround time in the coming months.
Figure 1: Boumadine Permits Overlaying the Apparent Conductivity Airborne Regional Survey

N
GOLD & SILVER
Boumadine
Kingdom
of Morocco
Legend
Boumadine permits
Total area : 211.6 km²
New Boumadine permits
Total area : 59.9 km²
Exploration Authorizarion
Total area : 600 km²
Boumadine Camp
0 2 4 6 8 Km
2.000
1.006
0.914
0.852
0.778
0.600
Apparent conductivity (mS/m)

Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference. Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core. Drill core samples were transported in sealed bags for analysis at Afrilab laboratory in Marrakech.

Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “continue”, “significant”, “increase”, “potential”, “confirm”, “growth”, “near”, “add”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to significantly increase high-grade ounces within and near the open pit area, expanding open-pit operations in the near term, enhancing the resource and better understanding the deposit as well as exploration results in the open-pit and underground areas. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.